REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 8, 2010. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 8, 2010, and with respect to agreement of security purchases and sales, for the period from May 7, 2010 (the date of our last examination), through July 8, 2010:

     - Confirmation of all security positions with PNC Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

     - Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

     -    Confirmation of all open futures contracts with the executing broker;

     - Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     - Agreement of 5 security purchases and 10 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from PNC Bank.

     - Confirmation or agreement to cash statements received from PNC Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 8, 2010 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers, LLP

Philadelphia, Pennsylvania
August 16, 2010

      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 8, 2010 and from May 7, 2010 through July 8, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 8, 2010 and from May 7, 2010 through July 8, 2010, with respect to securities reflected in the investment account of the Fund.



By:        /s/ Philip T. Masterson
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           Philip T. Masterson, President
           The Advisors' Inner Circle Fund



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By:        /s/ Michael Lawson
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           Michael Lawson, Controller, Chief Financial Officer and Treasurer
           The Advisors' Inner Circle Fund



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By:        /s/ John Kernan
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           John Kernan, Managing Director
           PNC Capital Advisors



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FUND NAME                                                 STATE                     REGISTRATION           FILE NUMBER

The Advisors' Inner Circle Fund

United Association S & P 500 Index Fund
                                                          ALASKA                    ANNUAL                 60044418
                                                          ALABAMA                   ANNUAL
                                                          CONNECTICUT               ANNUAL                  1023481
                                                          KANSAS                    ANNUAL               2003S0000867
                                                          KENTUCKY                  ANNUAL                 600110541
                                                          LOUISIANA                 ANNUAL                  100843
                                                          MISSOURI                  ANNUAL                0002-13700
                                                          NEW JERSEY                ANNUAL                 BEM-2290
                                                          NEVADA                    ANNUAL
                                                          NEW YORK                  OTHER                  S30-34-25
                                                          OHIO                      OTHER                    46876
                                                          OREGON                    ANNUAL                 2003-452
United Association S & P 500 Index Fund - Class I
                                                          DISTRICT OF COLUMB        ANNUAL                 60018399
                                                          IOWA                      ANNUAL                  I-55228
                                                          MASSACHUSETTS             ANNUAL
                                                          MARYLAND                  ANNUAL                SM20030507
                                                          MICHIGAN                  ANNUAL                  939758
                                                          NEBRASKA                  ANNUAL                   62033
                                                          OKLAHOMA                  ANNUAL                SE-2103201
                                                          TENNESSEE                 ANNUAL                 RM04-3558
                                                          WASHINGTON                GOOD UNTIL SOLD        60036890
                                                          WISCONSIN                 ANNUAL                  454553
United Association S & P 500 Index Fund - Class II
                                                          DISTRICT OF COLUMB        ANNUAL                 60018540
                                                          IOWA                      ANNUAL                  I-55326
                                                          MASSACHUSETTS             ANNUAL
                                                          MARYLAND                  ANNUAL                SM20030621
                                                          MICHIGAN                  ANNUAL                  939759
                                                          NEBRASKA                  ANNUAL                   59410
                                                          OKLAHOMA                  ANNUAL                SE-2116727
                                                          TENNESSEE                 ANNUAL                 RM04-3558
                                                          TEXAS                     GOOD UNTIL SOLD         C 71399
                                                          WASHINGTON                GOOD UNTIL SOLD        60038210
                                                          WISCONSIN                 ANNUAL                  455368
